

February 16, 2010

<u>Via Facsimile and U.S. Mail</u>
Bob L. Corey
Acting President and Chief Executive Officer
Extreme Networks, Inc.
3585 Monroe Street
Santa Clara, California 95051

>   **Re: Extreme Networks, Inc.**
>   **Schedule TO-I**
>   **Filed February 4, 2010**
>   **Amendment No. 1 to Schedule TO**
>   **Filed February 10, 2010**
>   **File No. 5-56641**

Dear Mr. Corey:

        We have limited our review of the filings listed above to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit 99(A)(1)(A): Offering Memorandum

1.   We note that the company employs persons in its subsidiaries outside of the United States. We also note the limitation placed on participation in the offer to only employees who are resident within the United States. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges, please supplementally explain in greater detail how the exclusion of employees in non-US jurisdictions is related to a compensatory purpose. Alternatively, please revise to include such employees in the offer.

Important, page iv

2.   It would appear that the only means available to optionholders to tender is electronically by making an online election at the offer website. While the document provides contact information that optionholders may use if they have difficulty using the website, there is no indication of the alternative means of tendering being made available to accommodate eligible employees who may not have Internet access or who may be unable to access the online website at a given point in time prior to the expiration date. Please revise your offer accordingly.

Index to Question and Answers, page 7

Can I withdraw previously surrendered options, page 16

3.   You appear to limit the means of withdrawal to solely the offer website. Please see our prior comment. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). In the alternative, please revise your offer to permit for an alternate mode of withdrawal. We may have additional comments.

Section 7. Conditions to the Offer, page 27

4.   Please refer to the last paragraph under this heading relating to your ability to waive conditions and failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

5.   Please refer to the comment above. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the company's understanding in your response letter.

Closing Comments

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,

						Mellissa Campbell Duru
						Special Counsel
						Office of Mergers & Acquisitions

Cc: (via facsimile)	Howard Clowes, Esq.
			DLA Piper US LLP